UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-05128

HAWKEYE ACQUISITION, INC (F/K/A MEREDITH CORPORATION)

(Exact name of registrant as specified in its charter)

1716 Locust Street, Des Moines, Iowa 50309

(515) 284-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1

Class B Common Stock, par value $1

6.500% Senior Secured Notes due 2025

6.875% Senior Notes due 2026

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $1: One

Class B Common Stock, par value $1: One

6.500% Senior Secured Notes due 2025: None

6.875% Senior Notes due 2026: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Hawkeye Acquisition, Inc (f/k/a Meredith Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HAWKEYE ACQUISITION, INC (F/K/A MEREDITH CORPORATION)

Date: December 14, 2021	By:	/s/ James C. Ryan
	Name:	James C. Ryan
	Title:	Treasurer